Investor Release                                                    EXHIBIT 99.2



FOR IMMEDIATE RELEASE                     FOR MORE INFORMATION CONTACT:
---------------------                     ----------------------------
11/08/02                                  Investors:    Mary Healy, 630-623-6429
                                          Media:     Anna Rozenich, 630-623-7316


                McDONALD'S ANNOUNCES ADDITIONAL PLANS TO OPTIMIZE
                -------------------------------------------------
                  ITS EXISTING BUSINESS; REPORTS OCTOBER SALES
                  --------------------------------------------

OAK BROOK, IL - McDonald's Corporation announced today additional actions it plans to take to optimize its existing business. These actions are consistent with the plans the Company began outlining last month to emphasize sales growth at existing restaurants. In addition, the Company reported October sales.

.. Restructuring four countries and closing three countries.
.. Closing approximately 175 underperforming restaurants in about 10 other countries.
.. Eliminating 400-600 positions to control costs and reallocate resources.
.. Systemwide sales totaled $3.5 billion for October and $34.5 billion for the first ten months of 2002, up 3% and 2%, respectively in constant currencies.

     McDonald's expects these actions will reduce its fourth quarter 2002 pretax income by about $350-$425 million, most of which will be non-cash. The restructuring and closing of countries, together with the closing of underperforming restaurants, will comprise the vast majority of this amount.

     Chairman and CEO Jack Greenberg said, "These actions are the right things to do for McDonald's shareholders, the brand and our business. We remain focused on growing our existing restaurants' sales and we're committed to making the changes necessary to succeed in the challenging worldwide economic and competitive environments in which we operate. Our brand presence will remain strong, with more than 30,000 restaurants around the world.

     "Sales improved in October compared with third quarter trends, particularly in the United States where our recent service and value efforts are clearly affecting the competition. However, we were targeting stronger results for the month as well as the entire fourth quarter. Given the charges described above and recent sales performance, we will not achieve our previously announced 2002 earnings per share target. Yet, I believe the decisions we've made over the past month will better enable us to focus on our existing assets, grow cash from operations and improve returns for shareholders. As a result, I remain very confident in our strategies, our brand, and our future prospects."

Restructuring Ownership in Four Countries and Closing Three Countries

     McDonald's plans to restructure four international markets by transferring ownership to developmental licensees. Under the developmental license business structure, which McDonald's successfully employs in more than 25 markets around the world, the licensees will own the business, including the real estate interest. While the Company will no longer have any capital invested in the four restructured markets, it will receive a royalty based on a percentage of sales. McDonald's also plans to close operations in three small markets outside the U.S. These decisions were driven by the assessment that returns in these countries will continue to be below acceptable thresholds for the Company. Collectively, McDonald's operates 200 restaurants in these seven countries in the Middle East and Latin America.

Underperforming Restaurant Closings

     In an effort to further concentrate its efforts on assets that have the greatest potential, the Company has conducted a preliminary review of underperforming restaurants and expects to close about 175 units in the fourth quarter, over and above the usual number of closings that occur because of relocations, lease expirations, etc. These additional closings are concentrated in 10 countries.

Job Eliminations

     To better control costs and reallocate resources, the Company expects to eliminate about 400-600 job positions, 200-250 of which are based in the U.S. The actual number of people affected will be less, as these reductions will be achieved in part through attrition and the elimination of open positions. The G&A savings from this action will support our continuing goal of limiting G&A growth to less than half the growth rate of Systemwide sales, including higher spending on strategic technology in 2003.

Sales Update

     Systemwide sales totaled $3.5 billion for October 2002 and $34.5 billion for the first ten months of 2002, constant currency increases of 3% and 2%, respectively, compared with the same periods of 2001./(1)/ Comparable sales for Brand McDonald's for both periods were as follows:

------------------------------------------------------------ -----------------------------------------------------
Brand McDonald's Comparable Sales/(2)/                                       Increase/(Decrease)
------------------------------------------------------------ -----------------------------------------------------
                                                                    Month ended             Ten months ended
                                                                  October 31,2002           October 31, 2002
------------------------------------------------------------ ------------------------- ---------------------------
U.S.                                                                  (0.6)%                    (1.5)%
------------------------------------------------------------ ------------------------- ---------------------------
Europe                                                                (2.2)                      1.6
------------------------------------------------------------ ------------------------- ---------------------------
APMEA                                                                 (4.5)                     (8.8)
------------------------------------------------------------ ------------------------- ---------------------------
Latin America                                                          7.5                      (1.3)
------------------------------------------------------------ ------------------------- ---------------------------
Canada                                                                (1.3)                     (2.0)
------------------------------------------------------------ ------------------------- ---------------------------
    Brand McDonald's                                                  (1.3)                     (2.0)
------------------------------------------------------------ ------------------------- ---------------------------


/(1)/ Information in constant currencies excludes the effect of foreign currency translation on reported results, except for hyperinflationary economies, whose functional currency is the U.S. Dollar. Constant currency results are calculated by translating the current year results at prior year monthly average exchange rates.
/(2)/ Comparable sales represent the percent change in constant currency sales from the same period in the prior year for restaurants in operation at least thirteen months.

FORWARD-LOOKING STATEMENTS
Certain forward-looking statements are included in this release. They use such words as "may," "will," "expect," "believe," "plan" and other similar terminology. These statements reflect management's current expectations regarding future events and operating performance and speak only as of the date of this release. These forward-looking statements involve a number of risks and uncertainties. The following are some of the factors that could cause actual results to differ materially from those expressed in or underlying our forward-looking statements: the effectiveness of operating and technology initiatives and advertising and promotional efforts, as well as changes in: global and local business and economic conditions; currency exchange and interest rates; food, labor and other operating costs; political or economic instability in local markets; competition; consumer preferences, spending patterns and demographic trends; legislation and governmental regulation; and accounting policies and practices. The foregoing list of important factors is not exclusive.
     The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.